

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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| SEC FILE NUMBER |
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| 8 - 43690 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EGS Securities Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Park Avenue, 11th Floor
(No. and Street)

| New York, | New York | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Carney (212) 755-9000
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

| 85 Livingston Avenue | Roseland, | New Jersey | 07068 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions


SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2002
WASH, D.C.
354
SECTION

| FOR OFFICIAL USE ONLY |
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**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

SEC 1410 (3-91) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

# OATH OR AFFIRMATION

I, Thomas Carney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EGS Securities Corp., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas Carney
Signature

FINOP
Title

Notary Public

D. CHRISTIAN SOUTHWICK
NOTARY PUBLIC, State of New York
No. 01SO5082657
Qualified in Nassau County
Commission Expires July 28, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# EGS SECURITIES CORP.

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2001**

| | |
|---|---|
| **ASSETS** | |
| **Cash and cash equivalents** | $ 784,921 |
| **Due from clearing broker** | 538,819 |
| **Accounts receivable** | 7,249 |
| **Property and equipment,** net | 103,004 |
| **Other assets** | 53,516 |
| | $ 1,487,509 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | |
| **Liabilities** | |
| Accounts payable and accrued expenses | $ 194,785 |
| Deferred income taxes | 8,000 |
| Due to affiliate | 10,503 |
| Total liabilities | 213,288 |
| **Commitments and contingencies** | |
| **Liabilities subordinated to claims of general creditors** | 180,000 |
| **Stockholders' equity** | |
| Voting common stock, $.01 par value, authorized 1,000 shares, issued and outstanding 500 shares | 5 |
| Non-voting common stock, $.01 par value, authorized 1,000 shares, issued and outstanding 500 shares | 5 |
| Additional paid-in capital | 686,869 |
| Retained earnings | 407,342 |
| Total stockholders' equity | 1,094,221 |
| | $ 1,487,509 |

*See accompanying notes to financial statements.*

**EGS SECURITIES CORP.**
**350 Park Avenue, 11th Floor**
**New York, New York 10022**

February 27, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Annual Audit Report
December 31, 2001
SEC File #8-43690

Gentlemen:

In accordance with Rule 17a-5(e)(3), we respectfully request that the above-referenced financial statements, exclusive of the Statement of Financial Condition, which is bound separately, be deemed confidential pursuant to the Rule.

Very truly yours,



Thomas Carney


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2002
WASH. D.C.
354
SECTION